Hanwha SolarOne Obtains USD 100 Million Term Loan Led By Standard Chartered Bank and Korea Development Bank

SHANGHAI, China (September 22, 2011) – Hanwha SolarOne Co., Ltd. (“Hanwha SolarOne” or the “Company”) (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced it has obtained a five-year loan in an amount of USD100 million, led by Standard Chartered Bank and Korea Development Bank.
The agreement provides for loans in USD.

Mr. Jay SEO, Chief Financial Officer of Hanwha SolarOne, commented, “We are pleased to expand our collaboration with Standard Chartered Bank and Korea Development Bank.  The new loan facility provides us with the capital resources to fund our continued business expansion, and we view it as a critical component of our financial plan.”

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.
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For further information, please contact:

Investor Contact:
Paul Combs
V.P. of Investor Relations
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

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Kathy Li
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E-mail:  kli@ChristensenIR.com

Tip Fleming
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E-mail:  tfleming@ChristensenIR.com